FORM 18-K/A

AMENDMENT NO. 2

For Foreign Governments and Political Subdivisions Thereof

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.

ANNUAL REPORT

of

EXPORT DEVELOPMENT CANADA

(An agent of Her Majesty in right of Canada)

(Name of Registrant)

Date of end of last fiscal year: December 31, 2015

SECURITIES REGISTERED*

(As of close of fiscal year)

Title of issue	Amounts as to which registration is effective	Names of exchanges on which registered
N/A	N/A	N/A

Names and address of persons authorized to receive notices and communications from the Securities and Exchange Commission:

STEVEN MCLAREN

Counsellor (Finance)

Canadian Embassy

501 Pennsylvania Avenue, N.W.

Washington, D.C. 20001

Copies to:

PAUL E. DENARO Milbank, Tweed, Hadley & McCloy LLP 28 Liberty Street New York, New York 10005	SUSAN LOVE Vice President and Treasurer Export Development Canada 150 Slater Street Ottawa, Ontario, Canada K1A 1K3

*	The Registrant is filing this Amendment No. 2 to its annual report on a voluntary basis.

This amendment to the Annual Report on Form 18-K of Export Development Canada (“EDC”) for the year ended December 31, 2015 is being filed to include as exhibits to such Form 18-K: (i) the Fiscal Agency Agreement to be dated as of September 14, 2016 between EDC and Citibank, N.A., as fiscal agent, transfer agent, registrar and principal paying agent, (ii) the Underwriting Agreement dated as of September 7, 2016 between EDC and BMO Capital Markets Corp., Citigroup Global Markets Inc., J.P. Morgan Securities plc and RBC Capital Markets, LLC, as representatives of the several underwriters, (iii) the Opinion and Consent of Legal Counsel of EDC, (iv) the Consent of Milbank, Tweed, Hadley & McCloy LLP, U.S. Counsel for EDC, and (v) the Consent of Stikeman Elliott LLP, Canadian Counsel for the underwriters, all of which were prepared in connection with the offering of U.S.$1,000,000,000 1.000% United States Dollar bonds due September 13, 2019 (the “Bonds”) described in EDC’s Prospectus Supplement dated September 7, 2016 (the “Prospectus Supplement”) to EDC’s Prospectus dated August 4, 2016 (the “Basic Prospectus”).

That portion of the Bonds offered by the Prospectus Supplement and the Basic Prospectus sold or to be sold in the United States or in circumstances where registration of the Bonds is required has been registered under Registration Statement No. 333-212752. Such portion is not expected to exceed an aggregate principal amount of U.S.$660,000,000. Following the completion of the offering of the Bonds offered by the Prospectus Supplement and the Basic Prospectus, U.S.$5,340,000,000 aggregate principal amount of Bonds will remain available for offer and sale under Registration Statement No. 333-212752.

The exhibits to EDC’s Annual Report on Form 18-K for the year ended December 31, 2015, as hereby amended, are as follows:

99.1	Export Development Canada Supplemental Information (previously filed).

99.2	Consent of the Auditor General of Canada (previously filed).

99.3	Export Development Canada’s 2015 Annual Report (previously filed).

99.4	Copy of the consolidated Export Development Act, effective as of March 11, 2014 (previously filed).

99.5	Auditor General Power of Attorney (previously filed).

99.6	Fiscal Agency Agreement.

99.7	Underwriting Agreement.

99.8	Opinion and Consent of Legal Counsel of EDC.

99.9	Consent of Milbank, Tweed, Hadley & McCloy LLP.

99.10	Consent of Stikeman Elliott LLP.

It is estimated that the expenses of EDC in connection with the sale of the Bonds will be as follows:

Filing Fee(1)	U.S.$ 85,008.00
Legal	35,000.00
Miscellaneous Expenses	29,992.00
U.S.$150,000.00

[1]	Calculated based on a filing fee of U.S.$128.80 per U.S.$1,000,000.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this amendment number two to its annual report to be signed on its behalf by the undersigned, thereunto duly authorized, at Ottawa, Canada, on the 13th day of September, 2016.

Export Development Canada

/s/ Susan Love
Susan Love
Vice President and Treasurer

[18-K/A Signature Page]

EXHIBIT INDEX

99.1	Export Development Canada Supplemental Information (previously filed).

99.2	Consent of the Auditor General of Canada (previously filed).

99.3	Export Development Canada’s 2015 Annual Report (previously filed).

99.4	Copy of the consolidated Export Development Act, effective as of March 11, 2014 (previously filed).

99.5	Auditor General Power of Attorney (previously filed).

99.6	Fiscal Agency Agreement.

99.7	Underwriting Agreement.

99.8	Opinion and Consent of Legal Counsel of EDC.

99.9	Consent of Milbank, Tweed, Hadley & McCloy LLP.

99.10	Consent of Stikeman Elliott LLP.